FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of: February, 2004
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Commission File Number   0-27322
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                         Mountain Province Diamonds Inc.
                     --------------------------------------
                 (Translation of registrant's name into English)

   Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                   ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No X
                                                  ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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[COMPANY LOGO OMITTED]                 Empire Towers I
                                       3633 E. Inland Empire Blvd.,   Suite  465
                                       Ontario, CA  91764
                                       Phone: (909) 466-1411
                                       Fax:   (909) 466-1409
                                       http://www.mountainprovince.com
                                       e-mail: mtnprovinvrel@worldnet.att.net

                                  NEWS RELEASE

February 23 , 2004                                                   OTCBB: MPVI
                                                                     TSX: MPV



                       MOUNTAIN PROVINCE DIAMONDS REPORTS
         THAT DE BEERS HAS STARTED THE WINTER-SPRING EXPLORATION PROGRAM

                    VERY LARGE GROUND GRAVITY SURVEY PLANNED

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner DeBeers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of DeBeers Consolidated Mines Limited (De Beers), that the winter-spring exploration program has started. A very large ground gravity survey, using six gravity meters, covering the structural trend from the Faraday kimberlite to Kennady Lake is planned. Good targets identified from this survey will be drilled. Kennady Lake, which contains the Hearne, 5034 and the Tuzo kimberlite bodies, is located in the joint-venture's AK leased claims situated in the Northwest Territories of Canada. The Faraday kimberlite is located approximately 12 km northeast of Kennady Lake.

There is a structural trend that runs from the NE to the SW through Faraday Lake (containing the Faraday kimberlite and other kimberlite intersections), through Kelvin Lake (containing the Kelvin and Hobbes kimberlite bodies), through the eastern arm and southern part of Kennady Lake (containing the Hearne, Tuzo and 5034 kimberlite bodies) to the Doyle sill on the De Beers/GGL property. There are indicator minerals (mainly garnet and spinel) down ice (i.e. towards the west since during the last ice age the ice moved from east to west) from this structural trend. The kimberlites discovered to date do not explain all of the indicators recovered from glacial sediment sampling. Also some kimberlite bodies/intersections have very few indicator minerals down ice from them (e.g. the Kelvin and Tuzo bodies) and thus there is no guarantee that surface sampling is effective in all circumstances.

It is thus likely, based on the above considerations, that there are additional kimberlite bodies along this trend . Therefore, De Beers has decided to conduct a very large ground gravity survey from the northern part of Faraday Lake following the structural trend in a southwestern direction. The survey area will be approximately three km wide and six gravity meters will be used (compared to one meter last year). The targets obtained from the survey will be prioritized and then the best and larger ones will be drilled. Several drill targets were identified based on the 2003 ground gravity surveys. Two of these drill targets are in Faraday Lake and have gravity profiles very similar to the kimberlite bodies already discovered in the Kelvin-Faraday Lakes. These targets will be added to the new targets identified and prioritized for drilling.

Separately, the in-depth project study of the 5034, Hearne and Tuzo kimberlites started in early January. Fuel, drills (4) and supplies were flown to the Kennady Lake (Gahcho Kue) site. Drilling has started and both country rock and some kimberlite will be recovered for geotech and other studies.

The Company regrets to report that director Jesus Martinez has resigned from the board of directors, effective February 2, for personal reasons. The board would like to thank Mr. Martinez for his many years of service to the Company.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V:CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production. Carl G. Verley, P. Geol., a director, is the qualified person for the Company.

"Jan W. Vandersande"

Jan W. Vandersande, Ph.D.
President & CEO

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764,
(909) 466-1411
CANADA Office: 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2
Web Site: www.mountainprovince.com  E-mail: MtnProvInvRel@worldnet.att.net



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Mountain Province Diamonds Inc.
                                             (Registrant)

Date February 23, 2003                   By: /S/ "Elizabeth Kirkwood"
     -----------------                       -----------------------------------
                                             (Print)  Name:   Elizabeth Kirkwood
                                             Title:   Chairman and Director